    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                     COMMUNICATION INTELLIGENCE CORPORATION
             (Exact name of Registrant as specified in its charter)

                         DELAWARE                                                    94-2790442
              (State or other jurisdiction of                                     (I.R.S. Employer
              incorporation or organization)                                   Identification Number)

                         275 SHORELINE DRIVE, SUITE 500
                            REDWOOD SHORES, CA 94065
                                 (650) 802-7888
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         ------------------------------
                                GUIDO DIGREGORIO
                                   PRESIDENT
                     COMMUNICATION INTELLIGENCE CORPORATION
                         275 SHORELINE DRIVE, SUITE 500
                            REDWOOD SHORES, CA 94065
                                 (650) 802-7888

 (Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)
                         ------------------------------
             COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS
                 SENT TO AGENT FOR SERVICE, SHOULD BE SENT TO:

                            Donald J. Bezahler, Esq.
                             Baer Marks & Upham LLP
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 702-5700
                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
                         ------------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box /X/
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------
                        CALCULATION OF REGISTRATION FEE

                                                  AMOUNT TO        PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                     BE            OFFERING PRICE        AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED            REGISTERED(1)(2)      PER SHARE(3)     OFFERING PRICE(3)    REGISTRATION FEE
Common Stock, $0.01 par value...............      4,687,500             $1.325            $6,210,938            $1,833

(1) Includes the registration of all of the shares of the Company's Common Stock issuable upon conversion of, or otherwise in respect to, the 240,000 shares of the Company's Series B 5% Cumulative Convertible Preferred Stock (the "Series B Preferred") issued in a private placement in November 1997. Estimated solely for purposes of calculating the registration fee and assumes that all of the 240,000 shares of Series B Preferred have been converted into shares of Common Stock on January 5, 1998 based on a conversion price of $1.28 per share. On January 2, 1998, the closing sale price of the Common Stock on the Nasdaq SmallCap Market was $1.31 per share.
(2) Pursuant to Rule 416 under the Securities Act of 1933, as amended, such number of shares of Common Stock registered hereby shall include an indeterminate number of additional shares of Common Stock which may be issued upon the occurrence of certain events in accordance with the applicable terms and provisions relating to the Series B Preferred, including stock splits, stock dividends and similar transactions and anti-dilution adjustments.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sale price of the Common Stock on the Nasdaq SmallCap Market on January 2, 1998.
                         ------------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED JANUARY 7, 1998

                                                                          [LOGO]

                        4,687,500 SHARES OF COMMON STOCK

                     COMMUNICATION INTELLIGENCE CORPORATION

    This prospectus (the "Prospectus") relates to the offer and sale (the "Offering") by the selling securityholders listed herein (the "Selling Securityholders") of shares* (collectively, the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), of Communication Intelligence Corporation, a Delaware corporation (the "Company"), all of which are issuable upon the conversion of, or otherwise in respect to, the 240,000 shares of the Company's Series B 5% cumulative convertible preferred stock (the "Series B Preferred") issued by the Company in a private placement in November 1997. See "Selling Securityholders," "Plan of Distribution" and "Description of Capital Stock."

    *The Shares offered hereby include an indeterminate number of shares of Common Stock issuable upon conversion of, or otherwise in respect to, the 240,000 shares of the Series B Preferred. The number of shares of Common Stock indicated to be issuable in connection with the 240,000 shares of Series B Preferred (and offered for sale hereby) is an estimate based upon the conversion price of $1.28 applicable as of January 5, 1998, is subject to adjustment and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. See "Risk Factors--Effect of Conversion of Series A and Series B Preferred; Potential Adjustments; Dilution" and "Description of Capital Stock."

    The Company will not receive any proceeds from the sale of the Shares offered hereby. In addition, the Company will bear expenses from this Offering, which the Company estimates to be approximately $115,000 in the aggregate. The Company is required to effectuate this Offering pursuant to agreements between the Company and the Selling Securityholders. See "Description of Capital Stock" and "Selling Securityholders."

    The Common Stock is listed on The Nasdaq SmallCap Market under the symbol "CICI." On January 2, 1998, the closing sale price of the Common Stock as reported on The Nasdaq SmallCap Market was $1.31 per share.

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    The Selling Securityholders and any other person participating in the distribution of the Shares offered hereby will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, including Rules 101 through 104, and such provisions may limit the timing of purchases and sales of the Common Stock. The Shares offered hereby may be offered and sold from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), by the Selling Securityholders in one or more transactions on The Nasdaq SmallCap Market, in negotiated transactions, or a combination of such transactions. The Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly to purchasers or through underwriters or broker-dealers who may effect such transactions by selling the shares directly to purchasers or through underwriters or broker-dealers who may act as agents or principals. Underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom the underwriters or broker-dealers may act as agent or to whom they sell as principal or both.

                The date of this Prospectus is January   , 1998

                                  RISK FACTORS

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS RELATING TO THE COMPANY AND THIS OFFERING.

HISTORY OF LOSSES; SIGNIFICANT ACCUMULATED DEFICIT; PRIOR BANKRUPTCY PROCEEDING

    In each year since its inception, the Company has incurred losses which at certain periods were significant. For the five-year period ended December 31, 1996, these losses aggregated approximately $36.4 million, and at December 31, 1996 and September 30, 1997 the Company's accumulated deficit was approximately $54.3 million and $61.5 million, respectively. For the nine-month period ended September 30, 1997, the Company's net loss applicable to common stockholders was approximately $12 million, including approximately $4.9 million relating to the accounting treatment of the discount and dividends relating to the Series A Preferred, as compared to $4.4 million for the same nine-month period in 1996. In July 1994, the Company filed a voluntary petition for reorganization and protection under Chapter 11 of the United States Bankruptcy Code in order to restructure its debt. In November 1994, the Company emerged from bankruptcy. Revenues from product sales or licensing have not been significant to date. The Company is likely to incur additional losses in the future, and these losses could be substantial. The Company develops, markets and licenses natural input, computer interface, handwriting recognition and data security technologies and products for various markets, including personal computing and electronic commerce and communications. In view of the emerging nature of the markets for pen-based computing and the uncertainties concerning the Company's ability to sufficiently commercialize its products and technology and obtain and retain market share, there can be no assurance that the Company will be able to achieve or sustain significant revenues or any level of profitability.

UNCERTAINTY OF MARKET ACCEPTANCE

    The markets for pen-based computing are relatively new. Since its inception, the Company has been primarily engaged in research and development of its core technologies for handwriting recognition and related products in order to create products for the emerging personal computer and electronic hand-held device markets. More recently, the Company has been seeking to establish marketing, distribution, licensing, product development and other strategic relationships with third parties, and has had limited success to date. There can be no assurance that the Company's technologies and products will ever achieve significant market acceptance.

NEED FOR ADDITIONAL FINANCING; RESTRICTIVE COVENANTS OF SERIES A PREFERRED AND
  SERIES B PREFERRED

    The Company's working capital at December 31, 1996 was approximately $8.3 million, and at September 30, 1997 was approximately $1.2 million. In November 1997, the Company consummated a private placement of 240,000 shares of a series of 5% cumulative convertible preferred stock (the Series B Preferred) and received approximately $6.0 million in gross cash proceeds. As a result, the Company believes it has adequate capital to fund current operations for at least the next twelve months. However, the Company may be required to obtain additional financing earlier in order to, among other things, continue its operations or maintain its Common Stock listing on The Nasdaq SmallCap Market. There can be no assurance that additional funds will be available when needed, or if available, will be on favorable terms or in the amounts required by the Company. If adequate funds are not available to the Company when needed, it may be required to delay, scale back or eliminate some or all of its marketing and development efforts or other operations, which will have a material adverse effect on the Company's business, results of operations and prospects. Future issuances of the Company's securities will cause dilution to the Company's then existing stockholders, which in certain circumstances could be substantial.

    In December 1996, the Company consummated a private placement of 450,000 shares of 5% cumulative convertible preferred stock (the "Series A Preferred") for approximately $11.2 million. In connection with the private placement, the Company entered into an investor agreement with the purchasers of the Series A Preferred (the "Investor Agreement"). Subject to certain exceptions, until the Restrictive Covenant Termination Date (as defined below), the Investor Agreement prohibits or restricts the Company from, among other things, declaring or paying dividends or making distributions to holders of the Common Stock, purchasing any Common Stock or other equity junior or on parity with the Series A Preferred, authorizing or issuing other equity securities senior to the Series A Preferred, and incurring indebtedness other than for trade payables or a working capital facility not exceeding $10 million. In addition, until the Restrictive Covenant Termination Date, the Company is prohibited from offering or selling debt, shares of Common Stock or other equity securities (including convertible securities), other than in a bona-fide underwritten public offering, and from obtaining any financing from a third party, unless such transaction has been first offered to the holders of the Series A Preferred. The Company first offered the Series B Preferred financing to the holders of the then outstanding Series A Preferred, however, no holder accepted the offer. The term "Restrictive Covenant Termination Date" means, generally, the date which is the earlier of (a) January 31, 1998 or (b) the date on which all of the Series A Preferred has been converted.

    In connection with the private placements of each of the Series A and Series B Preferred, the Company agreed that if at any time dividends on the outstanding Series A or Series B Preferred have not been paid or declared and set apart for payment with respect to all proceeding periods, the amount of the deficiency shall be fully paid or declared and set apart for payment, but without interest, before any distribution, whether by way of dividend or otherwise, shall be declared or paid upon or set apart for shares of Common Stock or any other class or series of stock of the Company ranking junior to the Series A or Series B Preferred.

TECHNOLOGICAL CHANGES; OBSOLESCENCE AND COMPETITION

    The markets in which the Company competes are subject to rapid and significant technological changes, frequent introductions of new products and product enhancements and the development of new technologies. Because the markets for the Company's products are emerging and changing, the Company believes that its products and underlying technologies will be subject to such changes. There can be no assurance that the Company will be able to develop new products or technologies or enhance existing products or technologies in a timely manner in order to respond to market demands or that such technological changes will not have a material adverse effect on the Company.

    The personal computer and electronic handheld device markets are intensely competitive and have attracted a number of major companies already established in the personal computer and software industries. Certain competitors of the Company have substantially greater financial and other resources than that of the Company. The Company faces competition at a number of different levels. Certain competitors have developed or are developing complete pen-based hardware and software systems, while others have focused on different elements of such systems, such as character recognition technology, pen-based operating systems and environments, and pen-based applications. For example, IBM Corporation and 3COM Corporation currently offer pen-based portable computers incorporating handwriting recognition technology at various levels of sophistication, and Microsoft Corporation offers a handwriting recognition system and a pen-based operating environment. There can be no assurance that competitors will not succeed in developing products or technologies that are more effective, easier to use or less expensive than the Company's products or technologies or that would render the Company's products or technologies obsolete or non-competitive. Competitors of the Company include certain of the Company's current and potential strategic partners and customers who are developing or acquiring alternative products and technologies to those offered by the Company. There can be no assurance that companies with which the Company has established or will establish distribution, license, product development or other strategic relationships will not choose to market competitive technologies or products developed internally or acquired from third parties. For example, Apple Computer Inc. and IBM Corporation are developing internally or have licensed from third parties a number of technologies related to pen-based computing, NCR Corp./AT&T Corporation has developed its own pen-based operating environment, and NEC Corporation has developed its own character recognition technology and pen-based operating system. The Company's strategic partners also have had access to proprietary information of the Company, and there can be no assurance that the Company's confidentiality agreements with its strategic partners will adequately protect it against the improper use of such proprietary information. See "--Uncertainty of Protection of Intellectual Property and Proprietary Rights."

    The Company believes that the principal competitive factors in the markets for pen-based computer products are the quality and reliability of character recognition technology, multilingual capabilities of character-based recognition technology, compatibility with a broad range of computer systems, name recognition, effective distribution systems, ease of use, software efficiency and the ability to sell to leading computer companies who may be predisposed to develop their own technology instead of licensing third party technology. The markets for pen-based products are still emerging, and the Company is unable to determine which of these factors are the most important. The Company believes that it competes favorably with respect to these factors, although it is at a competitive disadvantage with respect to name recognition and distribution capability. There can be no assurance that the Company will be able to be competitive as the pen-based markets evolve, market demands change and the Company's competitors apply substantial resources toward the development of new products and technologies.

DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL

    The Company is highly dependent on the services of its management, key personnel and other individuals. The loss of the services of one or more of the Company's executive officers or other key persons, including Mr. James Dao, the Company's founder, Chairman and Co-Chief Executive, Mr. Guido DiGregorio, the Company's President and Chief Operating Officer and Mr. Philip S. Sassower, the Company's Co-Chief Executive, could have a material adverse effect on the Company. None of the Company's executive officers or key personnel has an employment agreement with the Company and any such person may resign at any time. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, any former employee will not organize or provide services to a competitive business. The Company's success will also depend on its ability to attract and retain additional highly skilled personnel in all areas of its business. The competition for qualified personnel in the computer industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

DEPENDENCE ON DISTRIBUTORS AND STRATEGIC RELATIONSHIPS

    The Company's strategy to commercialize its products and achieve significant market acceptance depends in large part on its ability to develop distribution, licensing, marketing and other strategic relationships with leading computer companies, computer manufacturers, operating system software vendors, independent software vendors, computer retailers and others. Through these relationships, the Company seeks to establish recognition of its products and related technologies, generate revenues and achieve significant market acceptance. The Company's strategic partners generally do not have contractual commitments to the Company. In the event one or more of the Company's strategic partners should terminate their relationship with the Company, or the Company is unable to establish strategic relationships with additional companies, there is a significant risk that the Company's business and operating results will be materially adversely affected. Moreover, certain of the companies with which the Company has established or may seek to establish a strategic relationship are concurrently engaged in the development or marketing of competing products and technologies which they have developed internally or acquired from third parties.

UNCERTAINTY OF PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    The Company relies on a combination of patents, copyrights and trademarks, trade secrets and contractual provisions to protect its proprietary rights in its products and technologies. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's products or technologies. In addition, the laws of certain countries in which the Company's products or technologies are licensed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. Because of the rapid evolution of technology and uncertainties in intellectual property law in the United States and internationally, there can be no assurance that the Company's current or future products or technologies will not be subject to claims of infringement. A substantial portion of the Company's technology and know-how are trade secrets, and, as such, are not protected by patent, trademark or copyright laws. The Company has a policy of requiring its employees and contractors to respect its proprietary information through written agreements. The Company also has a policy of requiring prospective business partners to enter into non-disclosure agreements before any of the Company's proprietary information is revealed to them. The Company's licensees and distributors also have access to proprietary information of the Company. There can be no assurance that the measures taken by the Company to protect its technology, products and other proprietary rights will adequately protect it against improper use.

    The original character recognition technology processes employed in the Company's products were developed and patented by SRI International ("SRI"), and SRI assigned those patents to the Company (the "SRI Patents"). The SRI Patents have expired. Other major elements of the Company's products and technologies are patented in the United States and overseas. The Company does not believe that the expiration of the SRI Patents has had or will have a significant impact on its operations since it has made significant improvements to the original technology and additional patents relating to such technological improvements have been applied for or issued. Certain of the Company's existing patents covering these improvements expire between 1998 and 2005. The Company is unable to predict at this time the impact to its operations from such expirations.

    CIC-Registered Trademark- and its logo, Handwriter-Registered Trademark-, MacHandwriter-Registered Trademark-, PenDOS-Registered Trademark-, PenMAC-Registered Trademark-, INKshrINK-Registered Trademark-, Creativity Tool-Registered Trademark- and YPad-Registered Trademark- are registered trademarks of the Company. Handwriter Manta-TM-, JOT-TM-, SigCheck-TM-, SIGN-IT-TM-, InkSentry-TM-, INKTOOLS-TM- and SIGVIEW-TM- are trademarks of the Company. Applications for the registration of various trademarks are pending in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom. The Company intends to register its trademarks generally in those jurisdictions where its products are or will be marketed in the future.

    The Company may be required to take various forms of legal action from time to time to protect its proprietary rights. Any litigation regarding claims against the Company or claims made by the Company against others could result in significant expense to the Company, divert the efforts of its technical and management personnel and have a material adverse effect on the Company, whether or not such litigation is ultimately resolved in favor of the Company. In the event of an adverse result in any such litigation, the Company may be required to expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that the Company would be successful in such development or that any such licenses would be available on commercially reasonable terms, if at all.

JOINT VENTURE IN THE PEOPLE'S REPUBLIC OF CHINA

    The Company currently owns 90% of a joint venture (the "Joint Venture") with The Ministry of Electronic Industries of the Jiangsu Province, a provincial agency of The People's Republic of China (the "Agency"). Under the provisions of a Joint Venture agreement, the Company may be required to contribute up to an aggregate of $5.4 million in cash to the Joint Venture and is required to provide it with nonexclusive licenses to technologies and certain distribution rights. The Agency is required to contribute certain land use rights and provide other services to the Joint Venture. As of September 30, 1997, the Company had contributed an aggregate of $1.8 million in cash to the Joint Venture and provided it with nonexclusive licenses to technology and certain distribution rights and the Agency had contributed certain land use rights. The Company believes that any future cash contributions required to be made to the Joint

Venture will be paid from its working capital or proceeds received from additional financings, if any. There can be no assurance that the Company will be able to fund the balance of any required cash contributions to the Joint Venture, that the Joint Venture will be successful in developing or selling integrated computer systems or other products to the Asian market or that the Company will realize any significant benefits from its contributions to the Joint Venture. The Joint Venture is subject to annual licensing requirements of the Chinese government, and there can be no assurance that its license will be renewed beyond March 1998 (the expiration date of the current license). The Joint Venture has applied for a renewal of its current license. The failure of the Joint Venture to receive a renewal of its license may adversely affect the Company's ownership interests in the Joint Venture. In addition, because of the legal and political system in China, there can be no assurance that the Agency's obligations to the Joint Venture can be enforced. Finally, the Company's investment in the Joint Venture is subject to risks of doing business abroad, including fluctuations in the value of currencies, export duties, import controls and trade barriers (including quotas), restrictions on the transfer of funds, longer payment cycles, greater difficulty in accounts receivable collections, burdens of complying with foreign laws and political and economic instability. In the event the Company becomes adversely affected by any of these risks or other risks arising out of doing business outside the United States, it may have a material adverse effect on the Company. To date, the Company has not encountered any significant difficulties with respect to the transfer of funds from the Joint Venture to the Company. However, there can be no assurance that it will not encounter significant difficulties in the future or that the Joint Venture will not be significantly restricted or prohibited from doing business in the future.

DEPENDENCE ON SUPPLIERS

    The digitizer tablets and electronic pens used in connection with the Company's Handwriter-Registered Trademark- for Windows-Registered Trademark- are manufactured by one supplier (according to the Company's specifications). In addition, the digitizer tablets and electronic pens used in connection with the Company's Handwriter-Registered Trademark- Manta-TM- are manufactured by two suppliers. Other subcontractors manufacture templates, duplicate software, print documentation and prepare packaging for the Company's products. The digitizer tablets, pens and other components are packaged by a turnkey software service and are shipped to customers upon the Company's instructions. If any of the Company's suppliers were unable to meet product volume requirements, the Company's operations would be adversely affected. The Company is currently evaluating whether to use additional suppliers but has not yet entered into any definitive supply arrangements with any other suppliers. Any interruption or other delay would likely have an adverse impact on the Company's business and results of operations, at least in the short-term.

SIGNIFICANT CUSTOMERS

    For the year ended December 31, 1996, two customers accounted for approximately 11% and 10%, respectively, of the Company's revenues, and for the years ended December 31, 1995 and 1994, one customer accounted for approximately 25% and 21%, respectively, of the Company's revenues. The loss of any significant customer or other revenue source (including grants) would have a material adverse effect on the Company.

CONTROL BY EXISTING STOCKHOLDERS; VOTING RIGHTS OF PREFERRED STOCKHOLDERS

    At January 2, 1998, the Company's executive officers, directors and principal stockholders may be deemed to beneficially own approximately 32% of the Company's outstanding Common Stock, assuming (a) holders of the Common Stock, Series A Preferred and Series B Preferred are voting together as one class, and (b) all outstanding options, warrants and other securities held by such persons which may be exercised or converted into, or exchanged for, shares of Common Stock within 60 days of the date of this Prospectus are exercised or converted in full (including the Series B Preferred). As a result, if such individuals were to act collectively as stockholders, they would have the ability to substantially influence matters requiring stockholder approval, including the election of directors and other matters to be voted on by the Company's stockholders with respect to the business and affairs of the Company. In addition, the affirmative vote of 75% of the outstanding shares of Series A Preferred and 51% of the outstanding shares of Series B Preferred, voting separately as a class, is required for the consummation of certain business combinations and other extraordinary transactions to the extent such holders rights are adversely effected. Accordingly, the outstanding shares of Series A and Series B Preferred could have the effect of delaying, deferring or preventing a transaction which a stockholder might consider to be in its best interest. See "Description of Capital Stock."

EFFECT OF CONVERSION OF SERIES A AND SERIES B PREFERRED; POTENTIAL ADJUSTMENTS;
  DILUTION

    In December 1996, the Company consummated a private placement of 450,000 shares of Series A Preferred and in November 1997, the Company consummated a private placement of 240,000 shares of Series B Preferred. The Series A Preferred is currently convertible by the holders into shares of Common Stock pursuant to a conversion formula that discounts the average market price of the Common Stock at the time of conversion. The Series B Preferred is convertible by the holders into shares of Common Stock at any time pursuant to a conversion formula based upon (a) $1.59 per share or (b) the average market price of the Common Stock, whichever is lower at the time of conversion. In addition, all outstanding shares of Series A Preferred will automatically convert into shares of Common Stock on December 31, 1999, subject to the satisfaction of certain conditions and events, or later under certain circumstances, and all outstanding shares of Series B Preferred will automatically convert into shares of Common Stock on November 25, 2000, or up to one year later under certain circumstances. There are no limitations as to the number of shares of Common Stock the Company may be required to issue in connection with the conversion of the Series A and Series B Preferred. The conversion of the Series A and Series B Preferred and the exercise of all outstanding options, warrants, and similar securities will have, and the issuance of any other securities or interests which are exercisable for or convertible into shares of Common Stock will have, a dilutive effect, which could be substantial, on the currently and then outstanding shares of Common Stock, respectively. See "Description of Capital Stock."

    The exact number of shares of Common Stock issuable upon conversion of, or otherwise with respect to, the Series A and Series B Preferred cannot currently be determined but, generally, such number of shares of Common Stock will vary inversely with the market price of the Common Stock. The existing holders of Common Stock may be materially diluted by the conversion of the Series A and Series B Preferred which dilution will depend on the future market price of the Common Stock. If the average market price of $1.28 on January 5, 1998 was used to determine the number of shares of Common Stock issuable as of the date hereof, the Company would be obligated to issue a total of 8,881,934 shares of Common Stock with respect to the Series A Preferred, assuming all of the 324,825 shares of Series A Preferred currently outstanding were converted, and a total of 4,687,500 shares of Common Stock with respect to the Series B Preferred, assuming all of the 240,000 shares of Series B Preferred were converted. To the extent the market price per share of the Common Stock is lower or higher than $1.28 per share as of any date on which shares of Series A or Series B Preferred are converted, the Company would be obligated to issue more or less shares of Common Stock than reflected in this estimate, and the difference could be material. The number of shares of Common Stock issuable in connection with the Series A and Series B Preferred will increase at an increasing rate as the market price decreases (and decrease at a decreasing rate as the price increases) relative to a given assumed market price. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock or the number of shares of Common Stock issuable upon the conversion of the Series A or Series B Preferred. The ultimate number of shares of Common Stock to be issued and the dilution attributable thereto cannot be determined until all of the shares of Series A and Series B Preferred have been converted. On January 2, 1998, the last reported sale price of the Common Stock on the Nasdaq SmallCap Market was $1.31 per share.

POSSIBLE STOCK PRICE VOLATILITY

    The Company's Common Stock is listed on the Nasdaq SmallCap Market. Stock prices of technology companies in recent years have experienced significant volatility, including at times price fluctuations unrelated to the operating performance of these companies. The market price of the Company's Common

Stock has been and could be subject to significant fluctuations as a result of variations in its operating results, announcements of technological innovations or new products by the Company or its competitors, announcements of new strategic relationships by the Company or its competitors, general conditions in the computer industry or market conditions unrelated to the Company's business and operating results. Any volatility that is coincident in time with conversions of the Series A and Series B Preferred may directly effect the number of shares of Common Stock issuable upon conversion of the Series A and Series B Preferred.

FUTURE SALES OF COMMON STOCK; EXISTING REGISTRATION STATEMENTS; REGISTRATION
  RIGHTS; POTENTIAL DEFAULT PAYMENTS

    As of January 2, 1998, the Company had approximately 47,430,206 shares of Common Stock outstanding, substantially all of which are available for sale pursuant to Rule 144 under the Securities Act, subject in certain cases to volume and other limitations, or pursuant to existing registration statements. Approximately 6.1 million of such shares of Common Stock have been registered for sale by selling securityholders pursuant to a final prospectus dated January 3, 1997 and an indeterminate number of such shares of Common Stock (estimated to be 6.5 million shares in April 1997) have been registered for sale by selling securityholders pursuant to a final prospectus dated April 11, 1997.

    Pursuant to a registration rights agreement entered into by the Company in connection with the sale of the Series A Preferred (the "Series A Registration Rights Agreement"), the Company was required to register for offer and sale with the Securities and Exchange Commision shares of Common Stock issuable upon conversion of, or otherwise in respect to, the Series A Preferred (the "1997 Registration Statement"). Pursuant to the Series A Registration Rights Agreement, the Company is required to pay to each holder a default payment in an amount equal to 3% of the liquidation preference for the Series A Preferred (which is $25 per share) held for any part of each 30-day period in which (i) the Company fails, refuses or is unable to cause the registrable securities covered by the 1997 Registration Statement to be listed on the exchange on which the Common Stock is traded, (ii) any holder's ability to sell the securities covered by the 1997 Registration Statement is suspended for more than sixty days in the aggregate, or at any time during the months of December 1997 or January 1998, or (iii) the Company does not have a sufficient number of shares of Common Stock available to effect conversion of the Series A Preferred.

    In November 1997, the Company entered into a registration rights agreement with the holders of the Series B Preferred (the "Series B Registration Rights Agreement") which required the Company to file a registration statement (of which this Prospectus is a part) (the "1998 Registration Statement") with the Securities and Exchange Commission relating to the offer and sale by the Selling Securityholders of shares of Common Stock issuable upon conversion of, or otherwise in respect to, the Series B Preferred no later than January 1998 and to use its best efforts to cause the 1998 Registration Statement to become effective under the Securities Act no later than May 1998. Pursuant to the Series B Registration Rights Agreement, in the event that the 1998 Registration Statement is not declared effective on or about May 26, 1998, the Company will be required to pay to each holder a default payment in an amount equal to 2 1/2% of the liquidation preference of the Series B Preferred (which is $25 per share) held for any part of each 30-day period subsequent to May 26, 1998 until the 1998 Registration Statement has been declared effective. Any default payment may be paid by issuing additional shares of preferred stock or in cash, at the Company's option. Any default payment which the Company is required to make may have a material adverse effect on the Company and, if such payment is made by the issuance of additional shares, such issuance may further dilute the ownership interests of the holders of Common Stock.

    In addition, the Company has granted demand and piggyback registration rights to Mr. Philip Sassower (Chairman of the Company's Executive and Finance Committees and the Company's Co-Chief Executive) and CIC Standby Ventures, L.P. ("Standby Ventures"), of which Mr. Sassower is the sole general partner. The registration rights cover approximately 10.8 million shares of Common Stock (including securities exercisable for shares of Common Stock) beneficially owned by Mr. Sassower. In connection with the private placement of the Series A Preferred, Standby Ventures, Mr. Sassower (the Company's Co-Chief Executive and a principal stockholder) and Mr. James Dao (the Company's founder, Chairman and Co-Chief Executive) agreed not to sell more than 10% of each of their respective holdings of Common Stock, without the approval of a majority in interest of the holders of the outstanding Series A Preferred, until the earlier of January 31, 1998 or the date on which all of the shares of the Series A Preferred have been converted.

STATE REGISTRATION REQUIRED FOR SALES OF SHARES

    Under the securities laws of certain states, the Shares may not be sold unless they are qualified for sale or are exempt from registration under the state securities laws of the state in which the prospective purchaser resides. The Company is contractually obligated to use its best efforts to register and qualify the Shares under applicable state securities laws in such jurisdictions as may be reasonably requested by the Selling Securityholders.

NO ANTICIPATED DIVIDENDS ON THE COMMON STOCK; REQUIRED DIVIDENDS PAYABLE FOR
  PREFERRED STOCK

    The Company does not anticipate paying cash dividends on shares of its Common Stock in the foreseeable future. The holders of the Series A Preferred and Series B Preferred are entitled to receive cumulative dividends on each share at the rate of $1.25 per share per annum, compounded semi-annually or quarterly, respectively, when payable, whether or not declared. Dividends may be paid at the Company's option in cash or additional shares of preferred stock (with each additional share valued at $25 per share). Dividends must be paid in respect of the Series A Preferred and Series B Preferred prior to any dividends being paid in respect of any other class of stock ranking junior thereto. The Company has agreed with the holders of the Series A Preferred that it will not declare dividends or make any distributions to holders of the Common Stock prior to the earlier of February 1998 (or later under certain circumstances) or the date on which all outstanding shares of Series A Preferred have been converted into shares of Common Stock. See "Description of Capital Stock--Preferred Stock." The declaration and payment of any cash dividends in the future will be determined at the discretion of the Company's Board of Directors in light of conditions then existing, including the Company's earnings, if any, financial condition, cash requirements and any contractual restrictions or prohibitions with respect to the payment of dividends.

DELISTING OF COMMON STOCK FROM NASDAQ

    In July 1994 (during the Company's Chapter 11 reorganization proceedings), the Company's Common Stock was delisted from the Nasdaq National Market for failure to meet Nasdaq's continued listing requirements. The Common Stock was relisted on The Nasdaq SmallCap Market in July 1996. The Company is required to satisfy continued listing requirements pursuant to Nasdaq SmallCap Market rules in order for the Common Stock (including the Shares offered hereby) to remain eligible for such quotation. As of the date of this Prospectus, the Company believes it meets these requirements. There can be no assurance, however, that the Company will satisfy Nasdaq's continued listing requirements in the future.

    If the Company fails to meet any of Nasdaq's continued listing requirements, the Common Stock may be delisted from The Nasdaq SmallCap Market. In such event, there can be no assurance that trading in the Common Stock will continue (through the OTC Bulletin Board or otherwise). Any delisting of the Common Stock may adversely affect a holder's ability to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. In addition, any delisting may cause the Common Stock to be subject to "penny stock" regulations promulgated by the Securities and Exchange Commission. Under such regulations, broker-dealers are required to, among other things, comply with disclosure and special suitability determinations prior to the sale of the Common Stock. If the Common Stock becomes subject to these regulations, the market price of the Common Stock and the liquidity thereof could be adversely affected.

                                  THE COMPANY

    The Company develops, markets and licenses natural input, computer interface, handwriting recognition and data security technologies and products for various markets (including personal computing and electronic commerce and communications). The Company's products include the multi-lingual Handwriter-Registered Trademark-Recognition System and SigCheck-TM- (signature verification software). The Company also markets software tools such as InkTools-TM- and Sign-it-TM-, which allow signature capture and verification within computer applications, Handwriter-Registered Trademark- for Windows-Registered Trademark-, a peripheral input device product enabling users to have pen computing capabilities on their desktop personal computers, and Handwriter-Registered Trademark- Manta-TM-, an input device which provides pen computing capabilities to laptop computer users.

    The Company's current strategy is to commercialize its products for pen computing applications internationally through the establishment of a network of strategic business alliances. To achieve this objective, the Company has sought and is seeking to form a series of strategic business alliances with corporations and other entities. The Company believes that this strategy will offer the benefits of pen computing to computer users worldwide while creating opportunities both for itself and its strategic partners. There can be no assurance that the Company will be able to establish strategic business alliances or, if established, that such alliances will be favorable or profitable for the Company. See "Risk Factors."

    The Company has implemented a three-pronged revenue generation strategy. The Company (i) licenses its products to original equipment manufacturers and independent software vendors who reproduce and market them in conjunction with their own products, (ii) sells its end-user products, such as the Handwriter-Registered Trademark- for Windows-Registered Trademark-, Handwriter-Registered Trademark- and Manta-TM-, through independent sales representatives, distributors, strategic relationships and its corporate sales force, and (iii) provides system integration services and markets its pen-based business computer systems in China through its 90%-owned Joint Venture in the People's Republic of China.

                                USE OF PROCEEDS

    The Selling Securityholders will receive all of the proceeds from the sale of the Shares offered hereby. The Company will not receive any proceeds from the sale of the Shares.

                            SELLING SECURITYHOLDERS

    The following Selling Securityholders beneficially own as of January 5, 1998 and may offer hereby the number of shares of Common Stock set forth opposite their respective names (assuming the conversion or exercise of all of the shares of Series B Preferred held by such holders into shares of Common Stock as of the date of this Prospectus and based on the assumptions and estimates described herein, including those set forth in footnote (1) to the table set forth below). The Shares offered pursuant to this Prospectus may be offered from time to time by the Selling Securityholders named below or their nominees. The Selling Securityholders are under no obligation to sell all or any portion of the Shares pursuant to this Prospectus. In addition, because the Selling Securityholders are not obligated to sell all or a portion of their Shares pursuant to this Prospectus, the Company is unable to ascertain the number of shares of Common Stock that will be beneficially owned by each Selling Securityholder following the termination of the Offering.

    The Company will incur expenses in respect of this Offering in an amount estimated to be $115,000 in the aggregate. Except as otherwise provided in this Prospectus (including the footnotes to the table below), no Selling Securityholder has held any position or office or had any other material relationship with the Company within the past three years. The Selling Securityholders will receive all of the proceeds from the sale of the Shares offered hereby. The Company will not receive any proceeds from the sale of such Shares. See "Use of Proceeds" and "Plan of Distribution."

    The information in the table below concerning the Selling Securityholders is based on information provided to, or known by, the Company, except for the assumed conversion of shares of Series B Preferred into Common Stock, which is based solely on the assumptions discussed or referenced in footnote (1) to the table below. Information concerning the Selling Securityholders may change from time to time after the date of this Prospectus. See "Risk Factors," "Plan of Distribution" and "Description of Capital Stock."

                                                                                              SHARES OF COMMON
                                                                         SHARES OF COMMON       STOCK OFFERED
                                                                         STOCK OWNED PRIOR       PURSUANT TO
NAME OF SELLING SECURITYHOLDER                                            TO OFFERING(1)         OFFERING(1)
-----------------------------------------------------------------------  -----------------  ---------------------
103rd & Halsted Currency Exchange, Inc.................................           78,125             78,125
Comfort Etablissement(2)...............................................          445,312            195,312
Fairchild Holding Corp.................................................          781,250            781,250
Trust F/B/O Martin Gruss dated 4/25/88.................................          156,250            156,250
JAM Investment Associates..............................................           31,250             31,250
Benjamin J. Jesselson 12/18/80 Trust...................................          156,250            156,250
Michael G. Jesselson 12/18/80 Trust....................................          300,000            300,000
October 1983 Trust FBO Jesselson Grandchildren.........................          390,625            390,625
Carole Krumland........................................................           14,062             14,062
Ted and Carole Krumland................................................            1,171              1,171
Bernard Levenberg......................................................           39,062             39,062
Levenberg Family Ltd. Partnership......................................           19,531             19,531
Gerald Levenberg.......................................................           39,062             39,062
Milton Levenberg.......................................................           39,062             39,062
Victor Levinson........................................................           19,531             19,531
Fraydun Manocherian....................................................           58,593             58,593
Donald Moskovitz.......................................................           39,062             39,062
Douglas R. Rubens......................................................           19,531             19,531
Sachs Investing Co.....................................................          390,625            390,625
Jonathan Sack..........................................................          195,312            195,312
Steven M. Sack.........................................................           78,125             78,125
SAMCO Partners L.P.....................................................          292,968            292,968
Sanbros International Ltd..............................................          156,250            156,250
Philip S. Sassower(4)..................................................       10,829,552(3)         470,117
Philip S. Sassower 1996 Charitable Remainder Annuity Trust(5)..........          312,500            312,500
Edward Oppenheimer Sassower(6).........................................           19,541             19,541
Gavin Steinberg........................................................           35,156             35,156
James Steinberg........................................................            3,515              3,515
James Steinberg/Michael Steinberg/Carole Krumland......................            1,171              1,171
Justin Steinberg.......................................................           19,531             19,531
Michael A. Steinberg Profit Sharing Trust FBO Armena Joan Steinberg....           11,718             11,718
Michael A. Steinberg Profit Sharing Trust FBO Michael A. Steinberg.....          175,781            175,781
Barbara Anderson Terry.................................................           21,679             21,679
Triangle Administrative Services, Inc..................................           78,125             78,125
Weiskopf Silver & Co...................................................           78,125             78,125
Weiss, Peck & Greer Trustee for Victor Levinson IRA Rollover...........           19,531             19,531

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------------------

(1) The beneficial ownership and shares offered data contained herein includes an estimate of the number of shares of Common Stock issuable upon the conversion of, or otherwise in respect to, all of the shares of Series B Preferred beneficially owned by these persons, using the conversion price of $1.28 per share in determining the number of shares of Common Stock issuable as of January 5, 1998. On January 2, 1998, the closing sale price of the Common Stock on the Nasdaq SmallCap Market was $1.31 per share. The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, application of the conversion provisions based on market prices prevailing at the actual date of conversion and whether or to what extent dividends are paid in shares of Series B Preferred. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. The shares of Series B Preferred were issued in a private placement in November 1997. See "Risk Factors- Effect of Conversion of Series A and Series B Preferred Stock; Potential Adjustments; Dilution" and "Description of Capital Stock."

(2) In November 1995, Comfort Etablissement purchased 250,000 shares of Common Stock in a private placement for an aggregate purchase price of $500,000. Comfort Etablissement is listed as a selling securityholder in one of the Company's existing registration statements. See "Description of Capital Stock."

(3) Includes the following: (a) 9,808,935 shares of Common Stock held by Standby Ventures, of which Mr. Sassower is the sole general partner; (b) 175,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Sassower; (c) 63,000 shares of Common Stock held by Mr. Sassower as a trustee of the Susan O. Sassower Trust; (d) 470,117 shares of Common Stock issuable upon the conversion of 24,070 shares of Series B Preferred held by Mr. Sassower, individually; and (e) 312,500 shares of Common Stock issuable upon the conversion of 16,000 shares of Series B Preferred held by the Sassower Trust (as defined below).

(4) Since 1994, Mr. Philip S. Sassower has been a member of the Board of Directors of the Company, and since 1997 he has served as the Chairman of the Executive Committee of the Board of Directors. In 1997, he was also appointed to the Office of Chief Executive of the Company, and shares such office with Mr. James Dao, the Company's founder and Chairman of the Board. In addition, Mr. Sassower is the sole general partner of Standby Ventures. As of January 5, 1998, Standby Ventures beneficially owned approximately 21% of the Common Stock.

    In January 1996, the Company retained Mr. Sassower, a member of the Board of Directors, as a financial consultant in the areas of financing and investor relations. The consulting arrangement provided payments to Mr. Sassower totalling $100,000 during 1996. In 1997, Mr. Sassower became Chairman of the Company's Executive Committee and increased his time commitment to the Company. To compensate Mr. Sassower for his additional time commitment and to reimburse him for office expenses, the Company increased the consulting fee to be paid to Mr. Sassower to $150,000 in 1997. In addition, in 1995 the Company paid Mr. Sassower an aggregate of $100,000 for services in connection with a private placement.

    In January 1997, Standby Ventures exercised in full (i) warrants to purchase 2,000,000 shares of Common Stock with an exercise price of $0.50 per share (the "Note Warrants"), and (ii) warrants to purchase 1,563,500 shares of Common Stock with an exercise price of $1.00 per share (the "Bridge Warrants"). The Note Warrants and the Bridge Warrants were issued by the Company in 1994 and 1995, respectively, pursuant to prior financings provided to the Company by Standby Ventures and its sole general partner (Mr. Sassower). Pursuant to the warrant exercises, Standby Ventures received an aggregate of 2,759,000 shares of Common Stock as a result of cashless exercise provisions contained in the warrants.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PRECEDING PAGE)

    In November 1997, Mr. Sassower and the Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the "Sassower Trust") purchased an aggregate of 20,070 and 16,000 shares of Series B Preferred, respectively, pursuant to the Company's private placement for an aggregate purchase price of $601,750 and $400,000, respectively. As of January 5, 1998, Mr. Sassower may be deemed to beneficially own approximately 10,829,552 shares of Common Stock (representing approximately 22% of the Common Stock), including the shares owned by Standby Ventures and the Sassower Trust.

(5) The trustees of the Sassower Trust are Mr. Sassower and Susan O. Sassower, Mr. Sassower's wife. The Sassower Trust is an irrevocable trust. Does not include the shares of Common Stock beneficially owned by Mr. Philip Sassower.

(6) Mr. Edward Oppenheimer Sassower is the son of Mr. Philip Sassower. Mr. Philip Sassower disclaims the beneficial ownership of any shares of Common Stock held by his son Edward Sassower.

                              PLAN OF DISTRIBUTION

    All of the Shares offered hereby are being offered on behalf of the Selling Securityholders. The Shares include such presently indeterminate number of shares of Common Stock issuable upon conversion of, or otherwise in respect to, the 240,000 shares of Series B Preferred issued in a private placement in November 1997. The number of shares of Common Stock indicated to be issuable in connection with the conversion of the Series B Preferred and offered for sale hereby is an estimate based upon the conversion price of $1.28 per share on January 5, 1998, is subject to adjustment and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. If, however, the conversion price of $1.28 per share was used in determining the number of shares issuable, the Company would be obligated to issue a total of 4,687,500 shares of Common Stock assuming all 240,000 shares of Series B Preferred outstanding were converted. See "Risk Factors--Effect of Conversion of Series A and Series B Preferred; Potential Adjustments; Dilution" and "Description of Capital Stock."

    The sale of the Shares may be effected directly to purchasers by the Selling Securityholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve block transactions). Any sales of the Shares may be effected through the Nasdaq SmallCap Market, in private transactions or otherwise. The Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If the Selling Securityholders effect sales through underwriters, brokers, dealers or agents, such firms may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom they may act as agent, principal or both. Those persons who act as broker-dealers or underwriters in connection with the sale of the Shares will be selected by the Selling Securityholders and may have other business relationships with, and perform services for, the Company. Any Selling Securityholder, underwriter or broker-dealer who participates in the sale of the Shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any commissions received by any underwriter or broker-dealer and any profit on any sale of the Shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

    The anti-manipulation provisions of Rules 101 through 104 under the Exchange Act may apply to purchases and sales of shares of Common Stock by the Selling Securityholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the Common Stock.

    Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be able to be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

    The Company is required to pay expenses incident to the registration, offering and sale of the Shares pursuant to this Offering. In determining the then applicable conversion price of the Series B Preferred, the agreed value ($1.59) or average market price of the Common Stock, whichever is lower, will be net of normal and customary commissions and underwriting or dealer spreads. The Company has also agreed to indemnify the Selling Securityholders, their partners, officers, directors and each of their controlling persons, if any, against certain liabilities, including liabilities under the Securities Act. The Company estimates that its expenses in connection with the Offering will be approximately $115,000 in the aggregate.

    The Company has advised the Selling Securityholders that if a particular offer of Shares is to be made on terms constituting a material change from the information set forth above, then to the extent required, a Prospectus Supplement must be distributed setting forth such terms and related information must be used.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's Certificate of Incorporation, as amended, authorizes the issuance of 80.0 million shares of Common Stock and 10.0 million shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), including 600,000 shares of Series A Preferred and 340,000 shares of Series B Preferred. As of January 2, 1998, approximately 47,430,206 shares of Common Stock were issued and outstanding, 324,825 shares of Series A Preferred were issued and outstanding, and 240,000 shares of Series B Preferred were issued and outstanding. In addition, approximately 8,014,256 shares of Common Stock (subject to adjustments) were issuable upon exercise of outstanding options and warrants, approximately 8,881,934 shares of Common Stock may be issuable upon the assumed conversion on January 5, 1998 of all of the 324,825 shares of Series A Preferred currently outstanding, based on a conversion price of $0.96 per share, and approximately 4,687,500 shares of Common Stock may be issuable upon the assumed conversion on January 5, 1998 of all of the 240,000 shares of Series B Preferred, based on a conversion price of $1.28 per share. See "Selling Securityholders," "Plan of Distribution," "Preferred Stock," and "Incorporation of Certain Information by Reference." As of January 2, 1998, there were approximately 651 stockholders of record with respect to the Company's outstanding shares of Common Stock.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have any cumulative voting rights. Certain rights, privileges and preferences of the Common Stock are subordinate to the rights of holders of the Series A Preferred, the Series B Preferred and any shares of Preferred Stock that may be issued by the Company in the future. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors from time to time out of funds legally available therefor, subject to, among other things, the rights of the Series A and Series B Preferred, including those factors described under the heading "Risk Factors." Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock are entitled to receive pro rata all assets available for distribution to its stockholders after payment or provision for payment of debts and other liabilities of the Company and payments, if any, due to the holders of the outstanding Series A Preferred and Series B Preferred. As of the date hereof, there are no preemptive or other subscription rights or redemption or sinking fund provisions with respect to the Common Stock. See "Risk Factors--Effect of Conversion of Series A and Series B Preferred; Potential Adjustments; Dilution."

PREFERRED STOCK

    GENERAL. The Preferred Stock may be issued in one or more series, and shares of each series will have the rights and preferences as determined by the Board of Directors in authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Common Stock, determine the number of shares constituting that series, the dividend rights or rates, conversion rights, voting rights (which may be greater or lesser than the voting rights of the holders of the Common Stock), rights and terms of redemption (including any sinking fund provisions) and liquidation preferences of such series. Holders of any series of Preferred Stock may have priority claims to dividends and to any distributions upon liquidation of the Company, and other preferences over the holders of the Common Stock.

OUTSTANDING CONVERTIBLE PREFERRED. At January 2, 1998, there were approximately 324,825 shares of Series A Preferred Stock and 240,000 shares of Series B Preferred Stock issued and outstanding.

    OPTIONAL AND AUTOMATIC CONVERSION. Each share of Series A and Series B Preferred is convertible by the holders into shares of Common Stock at any time. In addition, all outstanding shares of Series A

Preferred will be automatically converted into shares of Common Stock on December 31, 1999, subject to the satisfaction of certain conditions and events by the Company, or later under certain circumstances. All outstanding shares of Series B Preferred will be automatically converted into shares of Common Stock on November 25, 2000, or at the Company's option, up to one year later.

    Generally, the number of shares of Common Stock to be issued upon conversion of the Series A Preferred is determined by dividing (i) the sum of $25 multiplied by the number of shares being converted, plus accrued and unpaid dividends thereon and any unpaid default payments, by (ii) a conversion price (as determined in the certificate of designation for such shares) which ranges from approximately 72% to 85% of the then market price of the Common Stock, depending upon the date of conversion. The then applicable market price generally will be determined as follows: (i) if the holder giving the conversion notice has sold the shares of Common Stock issuable upon conversion, the market price will be the weighted average of the actual selling price at which the holder converting has sold the shares of Common Stock (which may not be less than the lowest trading price on the date of such trade as reported by the Nasdaq SmallCap Market), net of normal and customary commissions and underwriting or dealer spreads or (ii) if the holder giving the conversion notice has not sold such shares of Common Stock issuable upon conversion, the market price will be the average of the daily means between the low trading price and the closing price of the Common Stock for the three consecutive trading days prior to the conversion date. The conversion price is also subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations and certain mergers.

    Generally, the number of shares of Common Stock to be issued upon conversion of the Series B Preferred is determined by dividing (i) the sum of $25 multiplied by the number of shares being converted, plus accrued and unpaid dividends thereon and any unpaid default payments, by (ii) a conversion price (as determined in the certificate of designation for such shares) equal to the lower of (a) the average market price of the Common Stock or (b) $1.59 per share. The average market price generally will be the average of the daily closing prices of the Common Stock for the three consecutive trading days prior to the conversion date. The conversion price is also subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations and certain mergers.

    The number of shares of Common Stock issuable upon conversion of, or otherwise in respect to, the shares of Series A Preferred and Series B Preferred is subject to adjustment and will likely be more or less than the estimated amount depending upon factors which the Company is unable to predict at this time, including the future market price of the Common Stock. If the average market price of the Common Stock on January 5, 1998 of $1.28 per share was used to determine the number of shares issuable upon conversion of all of the currently outstanding shares of Series A Preferred and Series B Preferred, the Company would be obligated to issue an aggregate of 13,569,434 shares of Common Stock. There is no limitation on the number of shares of Common Stock that the Company may be required to issue in connection with the conversion of the Series A and Series B Preferred. See "Risk Factors."

    The Company is required to reserve for issuance a sufficient number of shares of Common Stock to be issued upon conversion of the Series A Preferred and Series B Preferred so that all of such shares of preferred stock may be converted.

    VOTING. Holders of the Series A Preferred and the Series B Preferred have the right to vote with the holders of the Common Stock, combined as one class, in the election of directors and on such other matters to be voted on by the stockholders. Each share of Series A Preferred and Series B Preferred has one vote on each matter. In addition, the affirmative vote of 75% of the outstanding shares of Series A Preferred voting separately as a class is required for the consummation of certain business combinations and other extraordinary transactions, amendments or waivers to the Company's certificate of designations or amendments to the Company's organizational documents which may have an adverse effect on the rights of the holders of the Series A Preferred. The affirmative vote of 51% of the outstanding shares of Series B Preferred voting separately as a class is required for the consummation of certain business combinations and other extraordinary transactions, amendments or waivers to the Company's certificate of designations or amendments to the Company's organizational documents which may have an adverse effect on the rights of the holders of the Series B Preferred.

    DIVIDENDS. Each holder of outstanding shares of the Series A Preferred and the Series B Preferred is entitled to receive, out of funds legally available therefor, cumulative dividends on each share at the rate of $1.25 per share per annum, compounded semi-annually and quarterly, respectively, when payable (whether or not declared). The dividends may be paid in cash or additional shares of preferred stock (with each additional share valued at $25.00 per share), at the Company's option. Dividends must be paid in respect of the Series A Preferred and Series B Preferred prior to any dividends being paid in respect of any other class of stock ranking junior thereto. The Company has agreed with the holders of the Series A Preferred that it will not declare dividends or make any distributions to holders of the Common Stock prior to the earlier of February 1998 (or later under certain circumstances) or the date on which all outstanding shares of Series A Preferred have been converted into shares of Common Stock. Finally, if any cash dividend is declared and paid in cash to the holders of the Series B Preferred, then the Company must give notice to the holders of the Series A Preferred of such fact, and the holders of the Series A Preferred will have the right to elect to receive their next dividend payment in cash.

    LIQUIDATION. In the event of the Company's liquidation, dissolution or winding up (voluntary or otherwise), the holders of the Series A Preferred and the Series B Preferred are entitled to receive, prior and in preference to any distribution of Company assets to the holders of any other class or series of shares, on a PARI PASSU basis among the holders of the Series A and Series B Preferred, the amount of $25 per share plus any accrued and unpaid dividends.

    REGISTRATION RIGHTS. Approximately 6.1 million shares of Common Stock have been registered with the Securities and Exchange Commission for sale by selling securityholders pursuant to a final prospectus dated January 3, 1997 and an indeterminate number of shares of Common Stock (estimated to be 6.5 million shares in April 1997) have been registered with the Securities and Exchange Commission for sale by selling securityholders pursuant to a final prospectus dated April 11, 1997.

    In December 1996, the Company entered into a registration rights agreement with the holders of the Series A Preferred which required the Company to file a registration statement with the Securities and Exchange Commission relating to the offer and sale of shares of Common Stock issuable upon conversion of the Series A Preferred by March 31, 1997 and to use its best efforts to cause the registration statement to become effective under the Securities Act by June 29, 1997. That registration statement (the 1997 Registration Statement) was declared effective by the Securities and Exchange Commission on April 11, 1997.

    In November 1997, the Company entered into a registration rights agreement with the holders of the Series B Preferred which required the Company to file a registration statement (of which this Prospectus is a part) with the Securities and Exchange Commission relating to the offer and sale by the Selling Securityholders of shares of Common Stock issuable upon conversion of, or otherwise in respect to, the Series B Preferred by January 1998 and to use its best efforts to cause the Registration Statement to become effective under the Securities Act by May 1998.

    In addition, the Company has also granted demand and piggyback registration rights to Mr. Philip Sassower (the Chairman of the Executive and Finance Committees of the Board of Directors and the Company's Co-Chief Executive) and CIC Standby Ventures, L.P. ("Standby Ventures"), of which Mr. Sassower is general partner. The registration rights cover approximately 10.8 million shares of Common Stock (including securities exercisable for shares of Common Stock) beneficially owned by Mr. Sassower. In connection with the Company's private placement of Series A Preferred, Standby Ventures, Mr. Sassower and Mr. James Dao (the Company's Chairman and Co-Chief Executive and a principal stockholder) agreed not to sell more than 10% of each of their respective holdings of Common Stock until the earlier of January 31, 1998 or the date on which all of the shares of the Series A Preferred have been converted, without the approval of a majority in interest of the holders of the outstanding Series A Preferred.

    DEFAULT PAYMENTS. Pursuant to the Series A Registration Rights Agreement entered into in connection with the sale of the Series A Preferred, the Company is required to pay to each holder a default payment in an amount equal to 3% of the liquidation preference for the Series A Preferred held for any part of each 30-day period in which (i) the Company fails, refuses or is unable to cause the registrable securities covered by the 1997 Registration Statement to be listed on the exchange on which the Common Stock is traded, (ii) any holder's ability to sell the securities covered by the 1997 Registration Statement is suspended for more than sixty days in the aggregate, or at any time during the months of December 1997 or January 1998, or (iii) the Company does not have a sufficient number of shares of Common Stock available to effect conversion of the Series A Preferred. Any default payment which the Company is required to make may have a material adverse effect on the Company and, if such payment is made by the issuance of additional shares, such issuance may further dilute the ownership interests of the holders of the Common Stock. See "Risk Factors."

    Pursuant to the Series B Registration Rights Agreement entered into in connection with the sale of the Series B Preferred, in the event that the 1998 Registration Statement is not declared effective by May 26, 1998, the Company will be required to pay to each holder of the Series B Preferred a default payment in cash in an amount equal to 2 1/2% of the liquidation preference for the Series B Preferred held for any part of each 30-day period subsequent to May 26, 1998 until the 1998 Registration Statement has been declared effective. The Company must pay the default payment each month until the condition or event causing the payment to be made no longer exists. The default payments may be paid in additional shares of the preferred stock (valued at $25 per share) or in cash, at the Company's option. See "Risk Factors."

EXISTING REGISTRATION STATEMENTS

    In December 1996, the Company consummated a private placement of 450,000 shares of Series A Preferred and in November 1997, the Company consummated a private placement of 240,000 shares of Series B Preferred. The Series A Preferred is convertible by the holders into shares of Common Stock pursuant to a conversion formula that discounts the effective market price of the Common Stock at the time of conversion. The Series B Preferred is convertible by the holders into shares of Common Stock at any time, pursuant to a conversion formula based upon (a) $1.59 per share or (b) the average market price of the Common Stock, whichever is lower at the time of conversion. In addition, all outstanding shares of Series A Preferred will automatically convert into shares of Common Stock on December 31, 1999, subject to the satisfaction of certain conditions and events, or later under certain circumstances, and all outstanding shares of Series B Preferred will automatically convert on November 25, 2000, or later under certain circumstances. There are no limitations as to the number of shares of Common Stock the Company may be required to issue in connection with the conversion of the Series A and Series B Preferred.

    The exact number of shares of Common Stock issuable upon the conversion of, or otherwise with respect to, the Series A and Series B Preferred cannot currently be determined but, generally, such number of shares of Common Stock will vary inversely with the market price of the Common Stock. If the average market price of $1.28 on January 5, 1998 was used to determine the number of shares of Common Stock issuable, the Company would be obligated to issue a total of 8,881,934 shares of Common Stock with respect to the Series A Preferred assuming all of the 324,825 Series A Preferred outstanding were converted and 4,687,500 shares of Common Stock with respect to the Series B Preferred assuming all of the 240,000 shares of Series B Preferred were converted. See "Risk Factors," "Selling Securityholders" and "Plan of Distribution."

    In December 1996, the Company's registration statement for the sale by selling securityholders of 6,173,411 shares of Common Stock was declared effective by the Securities and Exchange Commission. In April 1997, the Company's 1997 Registration Statement for the sale by selling securityholders of an indeterminate number of shares of Common Stock (estimated to be 7,477,597 in April 1997) issuable upon conversion of the Series A Preferred was declared effective by the Securities and Exchange Commission. Certain of the Selling Securityholders in this Offering may also be selling securityholders in one of the Company's previous registration statements. See "Risk Factors," "Selling Securityholders" and "Plan of Distribution."

MARKET INFORMATION

    The Company's Common Stock was listed on The Nasdaq SmallCap Market on September 19, 1991 and thereafter on the Nasdaq National Market until 1994. During the Company's 1994 Chapter 11 reorganization proceedings, the Company was unable to meet Nasdaq's requirements for continued listing and, as a result, the Common Stock was delisted from the Nasdaq National Market. From 1994 to June 1996, the Common Stock was quoted on the OTC Bulletin Board. The Common Stock was re-listed on The Nasdaq SmallCap Market on July 1, 1996 under the symbol "CICI." See "Risk Factors."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Certificate of Incorporation, as amended, includes provisions to eliminate the personal liability of the Company's directors to the fullest extent permitted by Delaware law. Under current law, such exculpation generally extends to breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct, (iii) those instances where an improper personal benefit was received and (iv) the declaration of dividends in violation of applicable law.

    The Company's By-Laws provide that the Company shall indemnify any person who is or is threatened to be made a party to any action or proceeding by reason of his or her being or having been a director or officer of the Company to the fullest extent permitted by Delaware law.

    It is the position of the Securities and Exchange Commission that insofar as indemnification for liabilities arising under the Securities Act may be permitted for any director or officer of the Company pursuant to the foregoing provisions as a means of indemnifying any of them against such liabilities, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act are incorporated by reference into this Prospectus and made a part hereof as of their respective dates:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Securities and Exchange Commission on March 31, 1997.

        2. The Company's Current Report on Form 8-K dated December 31, 1996, filed with the Securities and Exchange Commission on January 7, 1997.

        3. The Company's Current Report on Form 8-K dated January 14, 1997, filed with the Securities and Exchange Commission on January 22, 1997.

        4. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Securities and Exchange Commission on May 15, 1997.

        5. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Securities and Exchange Commission on August 14, 1997.

        6. The Company's Current Report on Form 8-K dated September 11, 1997, filed with the Securities and Exchange Commission on September 22, 1997.

        7. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed with the Securities and Exchange Commission on November 14, 1997.

        8. The Company's Current Report on Form 8-K dated November 13, 1997, filed with the Securities and Exchange Commission on December 8, 1997.

        9. The Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1997, filed with the Securities and Exchange Commission on January 7, 1998.

        10. The Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1997, filed with the Securities and Exchange Commission on January 7, 1998.

        11. The Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1997, filed with the Securities and Exchange Commission on January 7, 1998.

        12. The description of Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on October 17, 1991 (File No. 0-19301), as amended by Amendment No. 1 filed on October 31, 1991.

    In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective filing dates of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (excluding the exhibits to such documents). Requests for copies should be directed to Communication Intelligence Corporation, 275 Shoreline Drive, Suite 500, Redwood Shores, CA 94065, Attention: Secretary.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1996 and 1995 and for the years then ended incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Communication Intelligence Corporation for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements and schedule of Communication Intelligence Corporation for the year ended December 31, 1994 appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission under the Securities Act a Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement or in a filing incorporated by reference herein, reference is made to the exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by this reference.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files certain periodic reports, proxy statements and other information with the Securities and Exchange Commission. Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange Commission: Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material may be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Securities and Exchange Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. Material filed by the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Risk Factors...................................           2
The Company....................................          10
Use of Proceeds................................          10
Selling Securityholders........................          10
Plan of Distribution...........................          14
Description of Capital Stock...................          15
Incorporation of Certain Information by
  Reference....................................          20
Legal Matters..................................          21
Experts........................................          21
Available Information..........................          21

                               4,687,500 SHARES*
                                  COMMON STOCK

                                 COMMUNICATION
                                  INTELLIGENCE
                                  CORPORATION
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                     [LOGO]

                                JANUARY   , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses to be incurred and borne by the Company in connection with the sale of the Shares offered hereby. All amounts shown are estimates, except for the Securities and Exchange Commission and Nasdaq filing fees.

Securities and Exchange Commission filing fee.....................  $   1,833
Nasdaq SmallCap Market additional share listing fee...............  $   7,500
Legal fees and expenses...........................................  $  40,000
Accounting fees and expenses......................................  $  15,000
Blue Sky fees and expenses........................................  $   2,000
Printing and engraving expenses...................................  $  30,000
Miscellaneous.....................................................  $  16,667
                                                                    ---------
  Total fees and expenses.........................................  $ 115,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law, among other things, and subject to certain conditions, authorizes the Company to indemnify its officers and directors against certain liabilities and expenses incurred by such persons in connection with the claims made against them as a result of their being an officer or director. The Company's By-Laws provide that the Company shall indemnify any person who is or was a director or officer of the Company and is a party or is threatened to be made a party to any action or proceeding to the fullest extent permitted by Delaware law.

    Article V, Section 1 of the Company's By-laws provides, in part, as follows:

    The Corporation shall indemnify to the full extent permitted by, and in the manner permissible under, the laws of the State of Delaware any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or served any other enterprise as a director or officer at the request of the Corporation or any predecessor of the Corporation.

ITEM 16. EXHIBITS.

    The following is a list of Exhibits filed as a part of this Registration
Statement:

EXHIBIT NUMBER     DESCRIPTION OF DOCUMENT
-----------------  -------------------------------------------------------------------------------------------------
          2.1      Second Amended Plan of Reorganization of the Company (incorporated herein by reference to the
                     Exhibits included in the Company's Current Report on Form 8-K, filed on October 24, 1994).
          4.1      Form of Common Stock Certificate.
          5.1      Opinion of Baer Marks & Upham LLP (regarding the validity of the shares of Common Stock).
         23.1      Consent of Baer Marks & Upham LLP (included in Exhibit 5.1).
         23.2      Consent of Price Waterhouse LLP, Independent Accountants.
         23.3      Consent of Ernst & Young LLP, Independent Auditors.
         24.1      Power of Attorney (included on page II-3).

ITEM 17. UNDERTAKINGS.

    (a) The Registrant hereby undertakes the following:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood Shores, State of California, on January 6, 1998.

                                          COMMUNICATION INTELLIGENCE CORPORATION

By: /s/ GUIDO DIGREGORIO
    ---------------------------------------
    Guido DiGregorio
    President and Chief Operating Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints James Dao, Philip S. Sassower, and Guido DiGregorio or any of them, as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, to sign in any and all capacities any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                President, Chief Operating
     /s/ GUIDO DIGREGORIO         Officer and Director
------------------------------    (Principal Executive         January 6, 1998
       Guido DiGregorio           Officer)

                                Vice President, Secretary
     /s/ FRANCIS V. DANE          and Treasurer (Principal
------------------------------    Financial and Accounting     January 6, 1998
       Francis V. Dane            Officer)

        /s/ JAMES DAO           Chairman of the Board and
------------------------------    Co-Chief Executive           January 6, 1998
          James Dao

    /s/ PHILIP S. SASSOWER      Director and Co-Chief
------------------------------    Executive                    January 6, 1998
      Philip S. Sassower

    /s/ DONALD R. SCHEUCH       Director
------------------------------                                 January 6, 1998
      Donald R. Scheuch

      /s/ CHIEN-BOR SUNG        Director
------------------------------                                 January 6, 1998
        Chien-Bor Sung

                          INDEX TO EXHIBITS FILED WITH
                        FORM S-3 REGISTRATION STATEMENT

EXHIBIT NUMBER                                          DESCRIPTION OF DOCUMENT
-----------------  -------------------------------------------------------------------------------------------------
          2.1      Second Amended Plan of Reorganization of the Company (incorporated herein by reference to the
                     Exhibits included in the Company's Current Report on Form 8-K, filed on October 24, 1994).
          4.1      Form of Common Stock Certificate.
          5.1      Opinion of Baer Marks & Upham LLP (regarding the validity of the shares of Common Stock).
         23.1      Consent of Baer Marks & Upham LLP (included in Exhibit 5.1).
         23.2      Consent of Price Waterhouse LLP, Independent Accountants.
         23.3      Consent of Ernst & Young LLP, Independent Auditors.
         24.1      Power of Attorney (included on page II-3).